Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

EuroZinc Mining Corporation
Suite 1601, 543 Granville Street
Vancouver, British Columbia
V6C 1X8
Telephone: (604) 681-1337

Item 2:

Date of Material Change

State the date of the material change.

May 4, 2006

Item 3:

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on May 4, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland securities commissions.

Item 4:

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

EuroZinc Mining Corporation (“EuroZinc”) announced that Empresa de Desevolvimento Mineiro, S.A. (“EDM”) has received approval from the Portuguese government to proceed with signing the addendum to the agreement regarding the purchase and sale of the shares of Pirites Alentejanas, S.A., (“PA”) the operating company that owns the Aljustrel mine (see February 27, 2006 News Release). On the basis of this approval, EuroZinc will commence immediately with the development required to bring the Aljustrel mine into production.

Item 5:

Full Description of Material Change

EuroZinc announced that EDM has received approval from the Portuguese government to proceed with signing the addendum to the agreement regarding the purchase and sale of the shares of PA, the operating company that owns the Aljustrel mine (see February 27, 2006 News Release). On the basis of this approval, EuroZinc will commence immediately with the development required to bring the Aljustrel mine into production.

EuroZinc´s Country Manager in Portugal, João Carrêlo, welcomed the ratification of the Term Sheet as “further evidence of the Portuguese Government’s clear support for EuroZinc´s decision to resume mining operations at Aljustrel.” Mr. Carrêlo also stated that “all other stakeholders had also actively contributed to this achievement” and that “the belief and investment of EuroZinc and its shareholders in the project over the past five years has made all of this possible.” He added that “the Aljustrel mine is expected to bring greater strategic breadth to EuroZinc and contribute to shareholder value enhancement, while reinforcing sustainable development both regionally and nationally”.

EuroZinc recently completed an update of the Aljustrel Project Feasibility Study dated March 31, 2006 (filed on SEDAR as a NI 43-101 compliant Technical Report). The updated report documented a number of recent studies and allowed for the completion of a new economic analysis of the project.

The recent work includes the following:

•

Underground drill program (6,703 metres in 65 holes) at the Moinho deposit

•

Updated resource estimate of the Moinho deposit by Amec Americas Limited

•

Modified mine design and ore delivery system for the Feitais deposit

•

Metallurgical test work completed by G&T Metallurgical Services Ltd.

•

Process plant engineering by Outokumpu Technology Minerals, Oy.

•

Updated capital and operating costs, and forecasted long term metal prices, treatment charges and exchange rates

Key parameters of the new economic analysis of the Aljustrel project are as follows:

•

Capital cost:

US$ 88.3 million

•

Average operating cost:

€24.84 (US$27.32) per tonne

•

Cash cost of payable zinc:

US$0.46 per lb. net of by-product credits

•

Annual average production:

176 million lbs. of zinc, 40 million lbs. of lead and 1.2 million oz. of silver per year

•

Minimum mine life:

10 years

The updated study assesses the project in the context of the current economic environment and summarizes improvements achieved in the mine plan and process plant. EuroZinc’s objective is to ensure that the Aljustrel mine will be a viable, long term project---not just at the current robust commodity prices---and will continue to benefit EuroZinc’s shareholders and the local economy of the Alentejo district of Portugal.

EuroZinc plans to finance the Aljustrel project through a combination of debt and EuroZinc’s own cash. A mandate letter has been signed with a major European bank to provide the debt portion of the financing. EuroZinc will fund the project immediately with its own cash while the debt facility is put in place. EuroZinc also expects approval shortly of European Union interest free loans and grants of up to €18.3 million (approximately US$23 million). The anticipated start-up date for the mine is mid-2007, once the modifications to the mill have been completed. During the first year of operation ore will be processed from the Moinho deposit, and in the second year and onward ore will be processed primarily from the Feitais deposit.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7:

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8:

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Colin K. Benner
1601 – 543 Granville Street
Vancouver, B.C.  V6C 1X8
Telephone: (604) 681-1337

Item 9:

Date of Report

DATED at Vancouver, British Columbia, this 5th day of May, 2006.